Frascona Joiner Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

Ph: 303 494 3000

Fx: 303 494 6309

August 6, 2007

Elaine Wolff, Legal Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E., Mail Stop 4561

Washington, D.C.  20549

Re:

China Multimedia, Inc.

Form 10-SB/A

Filed on April 25r, 2007

File No. 0-52388

Dear Ms Wolff:

China MultiMedia, Inc. has today filed an amendment to its registration statement on Form 10-SB.

On behalf of China MultiMedia, Inc., a Nevada corporation (the “Company”), enclosed please find our responses to your comment letter dated May 23, 2007:

Management’s Discussion and Analysis or Plan of Operation, page 10

Critical Accounting Policies, page 11

Revenue Recognition, page 11

1.

We have read your disclosure provided in response to prior comment 8 and note that revenue is recognized when a contract is signed between CMI’s client and the client successfully introduced by CMI.  Please advise us and revise your disclosure to clarify how you have determined that your policy complies with SAB 101, as amended by SAB 104.  In addition, please expand your disclosure to discuss the manner in which revenue will be recognized under fee sharing arrangements with freelance designers and your service agreement with DNAF.

Revenue for provision of business service is recognized as work is performed and amounts are earned in accordance with the Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements,” as amended by SAB No. 104, “Revenue Recognition”.  We consider amounts to be earned once evidence of an arrangement has been obtained, services are rendered, fees are fixed or determinable and collectibility is reasonably assured.

This information has been added to the Form.

Form 10-QSB/A filed February 16, 2007

Certifications, Exhibits 31.1 and 31.2

2.

Please revise to include the latest form of certification as last amended June 2003 and effective August 2003.  Refer to Item 601(b)(31) of Regulation S-B.

Amended certifications have been filed.

Sincerely yours,

Frascona, Joiner, Goodman and Greenstein, P.C.

By: /s/ Gary S. Joiner

gary@frascona.com

GSJ:gc